SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 23, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time
IMMEDIATE

Date
23 June 2011

Number
17/11

WORSLEY EFFICIENCY AND GROWTH PROJECT

BHP Billiton announced today the completion of the budget and schedule review for the Worsley Efficiency and Growth (E&G) project. The capital cost estimate for the project, encompassing the development of the Marradong mine, refinery expansion and connection to a multi-fuel cogeneration unit, has increased to US$2,995 million (BHP Billiton share(1)). First production is now scheduled for the first quarter of calendar year 2012.

BHP Billiton Chief Executive Non-Ferrous, Andrew Mackenzie, said “The US$2,860 million (100% basis), 1.1 million tonne per annum (mtpa) refinery expansion is being executed within the existing footprint of the facility, making it one of the most complex brownfield projects undertaken. Such complexity has resulted in significantly lower levels of construction progress than previously anticipated, while broader inflationary pressures and the strengthening of the Australian dollar have also contributed to the cost increase.

“Upon completion of the Worsley E&G project, the refinery will have the capacity to produce 4.6 mtpa of smelter grade alumina, confirming Worsley as one of the world’s leading alumina refineries. We remain confident that the project will add value to the business over the medium to long term as it delivers low cost production into a fundamentally strong market.”

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia: Investor Relations
Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Andrew Gunn, Investor Relations
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

Australia: Media Relations
Samantha Stevens, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Stevens@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia
__________________________________________________________________________
(1) Worsley Alumina is a joint venture between BHP Billiton (86 per cent), Japan Alumina Associates (Australia) Pty Ltd (10 per cent) and Sojitz Alumina Pty Ltd (four per cent).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : June 23, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary